Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Presents Royalties to Government at Press Conference

Vancouver, BC – May 16, 2012: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to announce that its subsidiary, Petaquilla Gold, S.A., in a formal press conference held in Panama City, Panama, paid royalties for the second half of calendar year 2011 to the Panamanian Government and to the Municipality of Donoso.

Mr. Rodrigo Esquivel, President of the Company, began the ceremony by stating that, “"Petaquilla Gold, S.A. has developed the first modern gold mining project in Panama, using the latest technology, maintaining high safety standards, respecting the environment, and generating hundreds of job opportunities. As a result of our mining operations, we are delivering royalties for the second half of 2011 totaling US$1,016,373.21 to the Government of Panama and to the Municipality of Donoso. When combined with royalties already paid for the first half of 2011, the total becomes US$1,902,256.52 for the year”.

The Mayor of the District of Donoso thanked the Company in response replying that, “Some time ago the Municipality of Donoso was unknown to many people. We are now on the world map. We owe this to the Petaquilla Gold mining project, supported by the confidence of investors, the Panamanian government and the Donoso people”. The mayor further stated that the responsibly-developed Petaquilla Gold mining project has benefitted many communities. He then expressed gratitude to Petaquilla Gold, S.A. and the national government for including Donoso in the country´s development plan and providing employment to the region.

To close the conference, Panama’s Minister of Commerce and Industry, Mr. Ricardo Quijano, urged the Company to maintain its good work and efforts, and stated that it is time for all groups - environmentalists, civil society, and the Panamanian populace in general – to understand the importance of Panama´s minerals deposits, which should be developed in a responsible manner for the development of the country.

Photographs of the press conference are available for viewing in the photo gallery on the Company's website at http://www.petaquilla.com/gallery.aspx?gallery=paid-royalties-150512.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometer concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Rodrigo K. Esquivel
President

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021 www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.